Exhibit 3.1

ARTICLES OF AMENDMENT

OF THE AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF PAR3 COMMUNICATIONS, INC.

Pursuant to RCW 23B.10.020 and RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendment to the corporation’s Amended and Restated Articles of Incorporation:

1.	The name of the corporation is Par3 Communications, Inc. (the “Corporation”).

2.	Effective upon filing of these Articles of Amendment with the Secretary of State of Washington, Article 1 of the Amended and Restated Articles of Incorporation of the Corporation is amended to read in full as follows:

“ARTICLE I

The name of this corporation is Varolii Corporation (the “Corporation”).”

3.	The date of the adoption of the amendment by the Board of Directors of the Corporation is February 28, 2007.

4.	Shareholder action on the amendment was not required under RCW 23B.10.020.

These Articles of Amendment are executed by the Corporation by its duly authorized officer.

DATED: March 20, 2007.

PAR3 COMMUNICATIONS, INC.

By:	/s/ Michael Quan
Michael Quan
Vice President, Finance and Administration

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

PAR3 COMMUNICATIONS, INC.

Pursuant to RCW 23B.10.070 of the Washington Business Corporation Act, the following Amended and Restated Articles of Incorporation of Par3 Communications, Inc. (formerly known as AlertOnline, Inc.) are hereby submitted for filing:

ARTICLE I

The name of this corporation is Par3 Communications, Inc. (the “Corporation”).

ARTICLE II

(A) Authorized Capital. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is two hundred forty million (240,000,000) shares, each with a par value of $0.001 per share. One hundred forty-one million (141,000,000) shares shall be Common Stock and ninety nine million (99,000,000) shares shall be Preferred Stock.

(B) Rights, Preferences and Restrictions of Preferred Stock. The Preferred Stock authorized by these Amended and Restated Articles of Incorporation may be issued from time to time in one or more series. The first series of Preferred Stock shall be designated “Series A Preferred Stock” and shall consist of ten million five hundred thousand (10,500,000) shares. The second series of Preferred Stock shall be designated “Series B Preferred Stock” and shall consist of sixteen million five hundred thousand (16,500,000) shares. The third series of Preferred Stock shall be designated “Series C Preferred Stock” and shall consist of sixty million shares (60,000,000) shares. The fourth series of Preferred Stock shall be designated “Series C-1 Preferred Stock” and shall consist of twelve million (12,000,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock are as set forth below in this Article II(B).

1. Dividend Provisions. The holders of shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of eight percent (8%) per share per annum on each outstanding share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock, when, as and if declared by the board of directors of the Corporation (the “Board of Directors”). In the event that dividends are paid on any other outstanding shares of the Corporation, the Corporation shall pay an additional dividend on all outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each other outstanding share of the Corporation. Such dividends shall not be cumulative.

2. Liquidation.

(a) Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the assets of the Corporation, legally available for distribution, or the consideration received in such transaction, shall be distributed in the manner described in this Section (2):

(i) Series C and Series C-1 Initial Payment. The holders of the Series C Preferred Stock and Series C-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Series A Preferred, Series B Preferred and Common Stock, an amount per share equal to (i) $0.26791 (as adjusted for stock splits, stock dividends, reclassifications and the like) for each share of Series C Preferred Stock then held by them, plus declared but unpaid dividends, if any, and (ii) $0.8322 (as adjusted for stock splits, stock dividends, reclassifications and the like) for each share of Series C-1 Preferred Stock then held by them, plus declared but unpaid dividends, if any (the “Series C and Series C-1 Initial Payment”). If, upon the occurrence of such event, the assets and funds available for distribution among the holders of the Series C Preferred Stock and Series C-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series C Preferred Stock and Series C-1 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(ii) Series A and Series B Initial Payment. After the Series C and Series C-1 Initial Payment in Section 2(a)(i) above has been made in full, the holders of the Series A and Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to (i) $0.5778 (as adjusted for stock splits, stock dividends, reclassifications and the like) for each share of Series A Preferred Stock then held by them, plus declared but unpaid dividends, if any, and (ii) $0.73555 (as adjusted for stock splits, stock dividends, reclassifications and the like) for each share of Series B Preferred Stock then held by them, plus declared but unpaid dividends, if any (the “Series A and Series B Initial Payment”). If, upon the occurrence of such event, and after full payment of the Series C and Series C-1 Initial Payment, the assets and funds available for distribution among the holders of the Series A and Series B Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire remaining assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A and Series B Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b) Remaining Assets. Upon the completion of the distribution required by Section 2(a) above, the remaining assets of the Corporation available for distribution to shareholders shall be distributed among the holders of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series C-1 Preferred Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (on an as-if-converted to Common Stock basis) until (i) the holders of Series A Preferred Stock shall have received an aggregate of $1.4445 per share (as adjusted for stock splits, stock dividends, reclassifications and the like) of Series A Preferred Stock (including amounts paid pursuant to Section 2(a) above), (ii) the holders of Series B Preferred Stock shall have received an aggregate of $1.8389 per share (as adjusted for stock splits, stock dividends, reclassifications and the like) of Series B Preferred Stock (including amounts paid pursuant to Section 2(a) above), (iii) the holders of Series C Preferred Stock shall have received an aggregate of $1.07164 per share (as adjusted for stock splits, stock dividends, reclassifications and the like) of Series C Preferred Stock (including amounts paid pursuant to Section 2(a) above), and (iv) the holders of Series C-1 Preferred Stock shall have received an aggregate of $1.08186 per share (as adjusted for stock splits, stock dividends, reclassifications and the like) of Series C-1 Preferred Stock (including amounts paid pursuant to Section 2(a) above); thereafter, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock.

(c) Deemed Conversion of Preferred Stock. Notwithstanding anything in this Section 2 to the contrary, if upon any liquidation, dissolution or winding up of the Corporation the holders of Series A Preferred Stock would receive more than $1.4445 per share of Series A Preferred Stock (as adjusted for stock splits, stock dividends, reclassifications and the like), plus all declared but unpaid dividends, on an as converted basis, then the liquidation payment made to such holders pursuant to this Section 2 shall equal the amount such holders would receive on an as converted basis and such Series A Preferred Stock shall be deemed to be converted into Common Stock immediately prior to such liquidation, dissolution or winding up. Further notwithstanding anything in this Section 2 to the contrary, if upon any liquidation, dissolution or winding up of the Corporation the holders of Series B Preferred Stock would receive more than $1.8389 per share of Series B Preferred Stock (as adjusted for stock splits, stock dividends, reclassifications and the like), plus all declared but unpaid dividends, on an as converted basis, then the liquidation payment made to such holders pursuant to this Section 2 shall equal the amount such holders would receive on an as converted basis and such Series B Preferred Stock shall be deemed to be converted into Common Stock immediately prior to such liquidation, dissolution or winding up. Further notwithstanding anything in this Section 2 to the contrary, if upon any liquidation, dissolution or winding up of the Corporation the holders of Series C Preferred Stock would receive more than $1.07164 per share of Series C Preferred Stock (as adjusted for stock splits, stock dividends, reclassifications and the like), plus all declared but unpaid dividends, on an as converted basis, then the liquidation payment made to such holders pursuant to this Section 2 shall equal the amount such holders would receive on an as converted basis and such Series C Preferred Stock shall be deemed to be converted into Common Stock immediately prior to such liquidation, dissolution or winding up. Further notwithstanding anything in this Section 2 to the contrary, if upon any liquidation, dissolution or winding up of the Corporation the holders of Series C-1 Preferred Stock would receive more than

$1.08186 per share of Series C-1 Preferred Stock (as adjusted for stock splits, stock dividends, reclassifications and the like), plus all declared but unpaid dividends, on an as converted basis, then the liquidation payment made to such holders pursuant to this Section 2 shall equal the amount such holders would receive on an as converted basis and such Series C-1 Preferred Stock shall be deemed to be converted into Common Stock immediately prior to such liquidation, dissolution or winding up.

(d) Certain Acquisitions.

(i) Deemed Liquidation. For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey, or otherwise dispose of all or substantially all of its property or business or merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation) or effect any other transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Corporation is disposed of, provided, however, that this Section 2(d)(i) shall not apply to (x) a merger effected solely for the purpose of changing the domicile of the Corporation or (y) any transaction or services of transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or indebtedness of the Corporation is cancelled or converted or a combination thereof.

(ii) Valuation of Consideration. In the event of a deemed liquidation as described in Section 2(d)(i) above, if the consideration received by the Corporation is other than cash, its value will be deemed to be its fair market value. Unless otherwise set forth in a definitive merger agreement, reorganization agreement, stock purchase agreement, asset purchase agreement or the like relating to such transactions, any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability:

(1) If traded on a securities exchange or The Nasdaq Stock Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty (30) day period ending three (3) days prior to the closing (not counting the closing date);

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing (not counting the closing date); and

(3) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Corporation and the holders of at least a majority of the voting power of all then outstanding shares of Preferred Stock.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in Section 2(d)(ii)(A) to reflect the approximate fair market value thereof, as mutually determined by the Corporation and the holders of at least a majority of the voting power of all then outstanding shares of Preferred Stock.

(iii) Notice of Transaction. The Corporation shall give each holder of record of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock written notice of such impending transaction not later than ten (10) days prior to the shareholders’ meeting called to approve such transaction, or ten (10) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than ten (10) days after the Corporation has given the first notice provided for herein or sooner than ten (10) days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Preferred Stock that are entitled to such notice rights or similar notice rights and that represent at least a majority of the voting power of all then outstanding shares of such Preferred Stock.

(iv) Effect of Noncompliance. In the event the requirements of this Section 2(d) are not complied with, the Corporation shall forthwith either cause the closing of the transaction to be postponed until such requirements have been complied with, or cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Section 2(d)(iii) hereof.

3. Redemption. The Preferred Stock is not redeemable.

4. Conversion. The holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a) Right to Convert. Subject to Section 4(c), each share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (i) $0.5778 in the case of the Series A Preferred Stock, (ii) $0.73555 in the case of the Series B Preferred Stock, (iii) $0.26791 in the case of the Series C Preferred Stock, and (iv) $0.8322 in the case of Series C-1 Preferred Stock by the Conversion Price applicable to such share, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share of Series A Preferred Stock shall be $0.5778, the initial Conversion Price per share of Series B Preferred Stock shall be $0.73555, the initial Conversion Price per share of Series C Preferred Stock shall be $0.26791, and the initial Conversion Price per share of Series C-1 Preferred Stock shall be $0.8322. Such initial Conversion Prices shall be subject to adjustment as set forth in Section 4(d) below.

(b) Automatic Conversion. Each share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series C-1 Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for such share immediately upon the earlier of (i) except as provided below in Section 4(c), the Corporation’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), which results in aggregate gross cash proceeds of at least Fifteen Million Dollars ($15,000,000) with a valuation of at least Fifty Million Dollars ($50,000,000) immediately following the offering (the “Qualified IPO”) or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock, voting together as a class.

(c) Mechanics of Conversion. Before any holder of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series C-1 Preferred Stock shall be entitled to convert the same into shares of Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed (or a reasonably acceptable affidavit and indemnity undertaking in the case of a lost, stolen or destroyed certificate), at the office of the Corporation or of any transfer agent for such series of Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on (i) the date of such surrender of the shares of such series of Preferred Stock to be converted or (ii) if applicable, the date of automatic conversion specified in Section 4(b) above, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten public offering of securities registered pursuant to the Securities Act the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock shall be subject to adjustment from time to time as follows:

(i) Issuance of Additional Stock below Purchase Price. If the Corporation shall issue, after the date upon which any shares of Series C-1 Preferred Stock were first issued (the “Purchase Date” with respect to such series), any Additional Stock (as defined below) without consideration or for a consideration per share (A) for Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, less than both (i) $0.26791 and (ii) the Conversion Price for such series in effect immediately prior to the issuance of such Additional Stock and (B) for Series C-1 Preferred Stock, less than both (x) $0.5778 and (y) the Conversion Price for Series C-1 in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Section 4(d)(i), unless otherwise provided in this Section 4(d)(i); provided, however, that no such adjustment shall occur for any issuance of Additional Stock for a consideration per share above the Conversion Price per share of Series C Preferred Stock then in effect.

(A) Adjustment Formula. Whenever the Conversion Price is adjusted pursuant to this Section (4)(d)(i), the new Conversion Price shall be determined by multiplying the Conversion Price then in effect by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the “Outstanding Common”) plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term “Outstanding Common” shall include shares of Common Stock deemed issued pursuant to Section 4(d)(i)(E) below.

(B) Definition of “Additional Stock”. For purposes of this Section 4(d)(i), “Additional Stock” shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Section 4(d)(i)(E)) by the Corporation after the Purchase Date) other than

(1) Common Stock issued pursuant to a transaction described in Section 4(d)(ii) hereof,

(2) Shares of Common Stock issuable or issued to employees, consultants, officers or directors of the Corporation directly or pursuant to a stock option plan or restricted stock plan or other agreement approved by the Board of Directors,

(3) Capital stock, or options or warrants to purchase capital stock, issued to financial institutions or lessors in connection with commercial credit arrangements, equipment financings or similar transactions approved by the Board of Directors,

(4) Shares of Common Stock or Preferred Stock issuable pursuant to options, warrants, notes, or other rights to acquire securities of the Corporation that are outstanding as of the date of these Amended and Restated Articles of Incorporation,

(5) Capital stock or warrants or options to purchase capital stock issued in connection with bona fide acquisitions, mergers or similar transactions, the terms of which are approved by the Board of Directors,

(6) Shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series C-1 Preferred Stock,

(7) Shares of Common Stock issued or issuable in a public offering prior to or in connection with which all outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock will be automatically converted to Common Stock,

(8) Shares of Common Stock issued or issuable with the affirmative vote of at least a majority of the then outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock, voting together as a class, and

(9) Capital stock or options or warrants to purchase capital stock issued in connection with a technology licensing or similar partnering transaction approved by the Board of Directors.

(C) No Fractional Adjustments. No adjustment of the Conversion Price for the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series C-1 Preferred Stock shall be made in an amount less than one cent per share, provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

(D) Determination of Consideration. In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) Deemed Issuances of Common Stock. In the case of the issuance (whether before, on or after the applicable Purchase Date) of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this Section 4(d)(i):

(1) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Section 4(d)(i)(D)), if any, received by the Corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(2) The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Section 4(d)(i)(D).

(3) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the Conversion Price of each series of Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of each series of Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities which remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5) The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Sections 4(d)(i)(E)(1) and 4(d)(i)(E)(2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 4(d)(i)(E)(3) or 4(d)(i)(E)(4).

(F) No Increased Conversion Price. Notwithstanding any other provisions of this Section (4)(d)(i), except to the limited extent provided for in Sections 4(d)(i)(E)(3) and 4(d)(i)(E)(4), no adjustment of the Conversion Price pursuant to this Section 4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(ii) Stock Splits and Dividends. In the event the Corporation should at any time or from time to time after the Purchase Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as “Common Stock Equivalents”) without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of each series of Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 4(d)(i)(E).

(iii) Reverse Stock Splits. If the number of shares of Common Stock outstanding at any time after the Purchase Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for each series of Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) Other Distributions. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(d)(ii), then, in each such case for the purpose of this Section 4(e), the holders of each series of Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or Section 2), provision shall be made so that the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation (except in accordance with Section 6 hereof and applicable law) or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Preferred Stock against impairment.

(h) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series C-1 Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series C-1 Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series C-1 Preferred Stock pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series C-1 Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such series of Preferred Stock.

(i) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(j) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to these Amended and Restated Articles of Incorporation.

(k) Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

5. Voting Rights. In addition to other voting rights conferred by law, the holder of each share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any shareholders’ meeting in accordance with the bylaws of the Corporation (the “Bylaws”), and shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

6. Protective Provisions.

(a) So long as at least one hundred thousand (100,000) shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series C-1 Preferred Stock are outstanding (as adjusted for stock splits, stock dividends or recapitalizations), the Corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock, voting together as a class:

i. alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series C-1 Preferred Stock so as to materially and adversely affect the shares of such series;

ii. increase or decrease (other than by conversion) the total number of authorized shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series C-1 Preferred Stock;

iii. authorize or issue, or obligate itself to issue, any other equity security, including any other security (other than the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock) convertible into or exercisable for any equity security, having a preference over, or being on a parity with, the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series C-1 Preferred Stock with respect to voting, dividends, conversion or upon liquidation;

iv. redeem, purchase or otherwise acquire (or pay into or set funds aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment, or through the exercise of any right of first refusal;

v. change the number of directors of the Corporation;

vi. amend the Articles of Incorporation or Bylaws in a manner which materially and adversely affects the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series C-1 Preferred Stock;

vii. sell, convey or otherwise dispose of all or substantially all of its property or business;

viii. merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation or effect any other transaction or series of related transactions in which more then fifty percent (50%) of voting power of the Corporation is disposed of; provided, however, that this Section 6 shall not apply to (x) a merger effected solely for the purpose of changing the domicile of the Corporation or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or indebtedness of the Corporation is cancelled or converted or a combination thereof; or

ix. pay dividends on Common Stock.

(b) In addition to, and not in limitation of, the provisions of Section 6(a) and other voting rights provided by law, so long as at least one hundred thousand (100,000) shares of Series C Preferred Stock and/or Series C-1 Preferred Stock are outstanding (as adjusted for stock splits, stock dividends or recapitalizations), for all purposes under this Section 6, the Series C Preferred Stock and Series C-1 Preferred Stock shall be treated as the same series except (i) as required by RCW Ch. 23B or (ii) as approved by (vote or written consent, as provided by law) the holders of at least a majority of the then outstanding shares of the Series C-1 Preferred Stock, voting as a separate class.

7. Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be canceled and shall not be issuable by the Corporation. These Amended and Restated Articles of Incorporation shall be appropriately amended to effect the corresponding reduction in the Corporation’s authorized capital stock.

(C) Common Stock.

1. Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed as provided in Section 2 of Article II(B).

3. Redemption. The Common Stock is not redeemable; provided, however, that the Corporation’s repurchase of shares of its capital stock pursuant to agreements approved by the Board of Directors shall not be deemed “redemptions” and shall be allowed, subject to limitations on “distributions” pursuant to corporate law.

4. Voting Rights. The holder of each share of Common Stock shall have the right to one vote, and shall be entitled to notice of any shareholders’ meeting in accordance with the Bylaws, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

ARTICLE III. PREEMPTIVE RIGHTS

No preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of this Corporation, except to the extent provided by written agreement with this Corporation.

ARTICLE IV. CUMULATIVE VOTING

The right to cumulate votes in the election of directors shall not exist with respect to shares of stock of this Corporation.

ARTICLE V. ACTION BY MAJORITY VOTE

Except as otherwise set forth herein, to the maximum extent permitted under RCW Ch. 23B, this Corporation’s shareholders may take action by the affirmative vote of a simple majority of all shareholders of this Corporation entitled to vote on an action. This Article V is specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030, and 23B.12.020, in accordance with RCW 23B.07.270.

ARTICLE VI. DIRECTORS

The number of directors of this Corporation shall be determined in the manner provided by the Bylaws and may be increased or decreased from time to time in the manner provided therein.

1. So long as at least one hundred thousand (100,000) shares of Series A Preferred Stock remain outstanding (as adjusted for stock splits, stock dividends or recapitalizations) the holders of Series A Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Board at each meeting or pursuant to each consent of the Corporation’s shareholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors;

2. So long as at least one hundred thousand (100,000) shares of Series B Preferred Stock remain outstanding (as adjusted for stock splits, stock dividends or recapitalizations) the holders of Series B Preferred Stock, voting as a separate class, shall be entitled to elect one (1) members of the Board at each meeting or pursuant to each consent of the Corporation’s shareholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors;

3. So long as at least one hundred thousand (100,000) shares of Series C Preferred Stock remain outstanding (as adjusted for stock splits, stock dividends or recapitalizations) the holders of Series C Preferred Stock, voting as a separate class, shall be entitled to elect one (1) members of the Board at each meeting or pursuant to each consent of the Corporation’s shareholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors; and

4. The holders of Common Stock and Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock, voting together as a single class on an as-if-converted basis, shall be entitled to elect all remaining members of the Board at each meeting or pursuant to each consent of the Corporation’s shareholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

ARTICLE VII. BYLAWS

Subject to Article II Section 6 hereof, the Board of Directors shall have the power to adopt, amend or repeal the Bylaws subject to the power of the shareholders to amend or repeal such Bylaws. Subject to Article II Section 6 hereof, the shareholders shall also have the power to amend or repeal the Bylaws and to adopt new Bylaws.

ARTICLE VIII. AMENDMENTS TO ARTICLES OF INCORPORATION

Subject to Article II Section 6 hereof, this Corporation reserves the right to amend or repeal any of the provisions contained in these Amended and Restated Articles of Incorporation in any manner now or hereafter permitted by law, and the rights of the shareholders of this Corporation are granted subject to this reservation.

ARTICLE IX. ACTION BY SHAREHOLDERS WITHOUT A MEETING

To the maximum extent permitted under RCW Ch. 23B, any action required or permitted to be taken at any meeting of this Corporation’s shareholders may be taken without a meeting or a vote if either:

(a) the action is taken by all of this Corporation’s shareholders entitled to vote on the action; or

(b) so long as this Corporation is not a public company, the action is taken by this Corporation’s shareholders holding of record, or otherwise entitled to vote, in the aggregate no less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted.

To the extent prior notice is required by law, any advance notice required by statute to be given to nonconsenting shareholders of this Corporation shall be made at least one business day prior to the effectiveness of the action, or such longer period as required by law. The form of this notice shall be sufficient to apprise the nonconsenting shareholders of this Corporation of the nature of the action to be effected, in a manner approved by the Board of Directors or by the committee or officers to whom the Board of Directors has delegated that responsibility.

ARTICLE X. LIMITATION OF DIRECTOR LIABILITY

A director of this Corporation shall not be personally liable to this Corporation or its shareholders for monetary damages for conduct as a director, except for:

(a)	Acts or omissions involving intentional misconduct by the director or a knowing violation of law by the director;

(b)	Conduct violating RCW 23B.08.310 (which involves certain distributions by this Corporation); or

(c)	Any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.

If the Washington Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this Corporation shall be eliminated or limited to the fullest extent permitted by the Washington Business Corporation Act, as so amended. Any repeal or modification of the foregoing paragraph by the shareholders of this Corporation shall not adversely affect any right or protection of a director of this Corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.

ARTICLE XI. INDEMNIFICATION OF DIRECTORS

This Corporation shall indemnify its directors to the full extent permitted by the Washington Business Corporation Act now or hereafter in force. However, such indemnity shall not apply on account of:

(a)	Acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;

(b)	Conduct of the director finally adjudged to be in violation of RCW 23B.08.310; or

(c)	Any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

This Corporation shall advance expenses for such persons pursuant to the terms set forth in the Bylaws, or in a separate directors’ resolution or contract. The Board of Directors may take such action as is necessary to carry out these indemnification and expense advancement provisions. It is expressly empowered to adopt, approve, and amend from time to time such Bylaws, resolutions, contracts, or further indemnification and expense advancement arrangements as may be permitted by law, implementing these provisions. Such Bylaws, resolutions, contracts or further arrangements shall include but not be limited to implementing the manner in which determinations as to any indemnity or advancement of expenses shall be made. No amendment or repeal of this Article shall apply to or have any effect on any right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

ARTICLE XII. REGISTERED AGENT

The name of the registered agent of the Corporation is Corporation Service Company and the address of such registered agent is 202 North Phoenix Street, Olympia, Washington 98506.

[Signature page follows]

The undersigned, as Chief Executive Officer of Par3 Communications, Inc., executes these Amended and Restated Articles of Incorporation this 29th day of November, 2005.

PAR3 COMMUNICATIONS, INC., a Washington corporation

By:	/s/ Nicholas Tiliacos
Nicholas Tiliacos, Chief Executive Officer